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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-C
                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                              CELGENE CORPORATION
                 (Exact name of issuer as specified in charter)

                     7 POWDER HORN DRIVE, WARREN, NJ 07059
                    (Address of principal executive offices)

         Issuer's telephone number, including area code: (908) 271-1001

I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
    Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security: Common Stock, par value $.01 per share
2.  Number of shares outstanding before the change: 8,261,216
3.  Number of shares outstanding after the change: 8,708,062
4.  Effective date of change: November 8, 1995.
5. Method of change: Conversion of convertible debentures into shares of common stock and exercise of employee stock options.

Give brief description of transaction: From October 13, 1995 (the effective date of the last report) through November 8, 1995, an additional 425,185 shares of common stock had been issued as a result of conversions of convertible debentures. In addition, 21,661 shares of common stock had been issued as a result of exercise of employee stock options.

II. CHANGE IN NAME OF ISSUER [Not Applicable]

1.  Name prior to change _______________________________________
2.  Name after change __________________________________________
3.  Effective date of character amendment changing name ________
4.  Date of shareholder approval of change, if required ________


                                                    CELGENE CORPORATION


Date: November 8, 1995                              By: /s/ Robert Eastty
                                                        ------------------
                                                        Robert Eastty
                                                        Controller and
                                                        Assistant Secretary